601 Lexington Avenue
New York, New York 10022

William B. Sorabella		Facsimile:
To Call Writer Directly: (212) 446-4932 william.sorabella@kirkland.com	(212) 446-4800 www.kirkland.com	(212) 446-6460
October 8, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	K12 Inc.
To Whom it May Concern:
     On behalf of K12 Inc. (“K12”), we are filing by electronic transmission K12’s preliminary proxy statement related to a meeting of K12’s stockholders to consider the proposed approval of conversion rights and voting rights of a series of preferred stock of K12 referred to as the Series A Special Stock, shares of which were initially issued to KCDL Holdings LLC (“Holdings”).
     Please feel free to direct any questions or comments that the Staff may have with regard to the preliminary proxy statement or K12 to me by phone at (212) 446-4932 or by facsimile at (212) 446-6460 or to Howard D. Polsky of K12 by phone at (703) 483-7158 or by facsimile at (703) 483-7496. In addition, the Staff may direct any questions or comments that it may have with regard to Holdings or its affiliates to Bradley Helms of Latham & Watkins LLP, counsel to Holdings, by phone at (213) 891-8640 or by facsimile at (213) 891-8763.

Sincerely,
/s/ William B. Sorabella
William B. Sorabella

cc:	Howard D. Polsky, K12 Inc. Bradley A. Helms, Latham & Watkins LLP

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